SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated May 28, 2008

BT Group plc
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

Enclosure: Shareholder Magazine

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

	By:	/s/ Alan Scott

Name: Alan Scott
Title: Deputy Secretary

Date: May 28, 2008

BT

Bringing it all together

Shareholder magazine May 2008

Forward

A journey of continuous and accelerating transformation

Bigger thinking for a smaller world

The personalisation of technology

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BT FORWARD CONTENTS

CONTENTS

3	6	12

Priorities for the year ahead	Global momentum	London 2012
Michael Rake & Ian Livingston talk about customer service, being agile, our innovative global business and investing for the future.	• Around the world in seconds	Bringing it all together for London 2012
	• Meet some of our customers and partners
	• Growing our global capabilities

14	20	22

Enabled world	Building a team for	Society and environment
• You can customise…	the future	• Digital divide:
• We’re helping small businesses think bigger	Cultivating new sources of energy	Helping people to conquer their fear of the internet
26	31	• Climate change: What difference can I make?

Shareholder offers	Shareholder information

In order to help reduce our environmental impacts we have produced this shareholder pack using FSC certified paper which is a 50%/50% mix of recycled and virgin wood fibre. This mixture helps support the recycling industry and sustainable forest management worldwide.

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BT FORWARD THE YEAR AHEAD

Michael Rake & Ian Livingston talk about customer service, being agile, our innovative global business and investing for the future.

There is nothing more important to our success than delivering outstanding customer service.
Broadband communications have swiftly moved from being nice to have to must have technology. As broadband services grow more critical to people’s lives and their businesses the quality of the service we provide becomes more important than ever. This is every bit as true for a family as it is for a wholesale customer, a small business or for an international organisation with sophisticated communications networks that stretch around the globe. We need to drive standards higher for the whole of the industry. Being number one for service in our sector is simply no longer good enough. We have to make outstanding customer service a differentiator for BT. By doing this we will build on our position as Britain’s favourite broadband provider at home and in the office, we will continue to grow our wholesale and global businesses and we will drive down the costs we incur when things go wrong.

We must be more agile: a big business acting like a small business.
The principal markets in which we operate are fiercely competitive and extremely fast moving. To keep ahead of the game BT has to be fleet of foot; innovating new services and bringing them swiftly to market, really understanding what our customers want and putting them at the heart of everything we do. There are many examples of where we have succeeded, from the 2 million home hubs that we have distributed in less than 2 years, through the range of communications services now available to enterprises of every size that until just recently were the preserve of only

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BT FORWARD
THE YEAR AHEAD

While competition has flourished, BT continues to be one of the biggest investors in the UK.

Sir Michael Rake, BT Chairman

the very largest, to the awards and recognition we win all round the world for innovation and customer service. We have changed the way our company is structured to reduce duplication and increase our agility, but there’s more to do. Our customers are constantly demanding quicker, smarter and better value services and we must continue to respond to those demands.

We will build on the success of our global operations.

BT has established world leadership in providing communications services for multinational organisations. We are helping companies all around the world make the most of globalisation. Whether it’s speeding up Visa card transactions across 51 countries, or enabling millions of fans around the world to watch Major League Baseball online, we are wherever our customers want us to be. Our global business is driving the growth of BT and helping to build its future. It is also helping Britain win by driving innovation, building on our skills base and finding new and better ways of enhancing the productivity of the organisations that do business with us.

Sir Michael Rake	senior positions, including being chair of the UK Commission for Employment and Skills, vice-president of the RNIB and a director of Barclays, McGraw Hill and the Financial Reporting Council.
Despite his hectic work schedule, he finds time to enjoy numerous hobbies and he loves sport, particularly polo, skiing and golf.
About our new chairman
Sir Michael Rake joined BT as Chairman in September 2007. Previously, he was Chairman of KPMG International, among the world’s leading accountancy firms, from 2002 until 2007. He was knighted in 2007. Outside of BT, he holds a number of

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BT FORWARD THE YEAR AHEAD

Ian Livingston	often quick – I rarely eat out – normally just grabbing a sandwich. I try to leave the office by 7.30pm. A couple of times a week I go to functions but whenever possible I like to get home and spend time with my wife and two children. If I’m not relaxing with my family, I’m happiest indulging my two other passions, the theatre and Celtic Football Club.”
About our new chief executive
“My new role certainly keeps me busy. I like to start early and with my alarm set for 5.15am I am often sitting at my desk by 6.30am. While no day is ever the same, much of my time is spent in meetings and presentations. Like breakfast, lunch is

We must continue to invest for the future.

BT has helped to develop in the UK the most competitive broadband market in the world. That’s a cause for celebration. It means low prices, a fantastic array of choice and broadband availability that’s practically universal. We can be proud of the international lead we have established in communications regulation, but now we need our principal trading partners to catch up so that we have the same access to their markets as they have to ours.
     While competition has flourished, BT continues to be one of the biggest investors in the UK as we accelerate the roll out of the world’s most advanced communications network – 21CN. But this is a world that’s changing fast, and the debate is already under way about how best to deliver the next generation of super fast broadband for families and businesses alike. It is clear that in years to come the quality of Britain’s communications infrastructure will be a critical component of productivity. We need to create the regulatory conditions which make sure that the investment needed to keep the UK at the cutting edge of the broadband revolution is secured.

We have changed the way we’re structured to reduce duplication and increase our agility. There is more to do.

Ian Livingston, who takes over as BT’s chief executive in June 2008

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BT FORWARD
GLOBAL MOMENTUM

AROUND THE WORLD
IN SECONDS

We provide the services and network infrastructure to help organisations locate operations anywhere in the world and work seamlessly across time zones and borders.

In a global economy, the ability of organisations to connect and work with customers, suppliers and employees directly affects their competitiveness. They need a fast, flexible and secure infrastructure that lets them link people, applications and devices in whatever way they need to, to achieve their business goals.

Until very recently global business communications was a very different story...

Most organisations rely on a wide range of different networks for voice and data communications. The problem is this can create significant financial and administrative overheads. Unifying this complex environment is an important goal, but this has to be managed in the context of today’s operational needs.
     Technology is changing constantly. So is user behaviour. Companies must deploy new applications and new working practices. The old distinctions between IT and communications are more and more blurred.
     We help our customers consolidate their many networks into a single infrastructure where all communication and collaboration activities can come together. And we help them manage that infrastructure, today and tomorrow, to ensure they get the best from their networks to support their business.

So how are we changing things?

BT is a world leader in designing, delivering and managing infrastructure services for big companies. These include new services such as Wi-fi and Voice over IP to connect their people together, whether in the same location or on the other side of the world.
We’ve provided IP (internet protocol) solutions since the early days of the internet, and have got a successful track record merging voice and data systems for both small and large enterprises.

We’re adding one new city every seven days.

We’re investing in the world’s most advanced global IP network, providing coverage in over 170 countries. Connections now extend beyond Europe and North America into Africa, Latin America, the Middle East and the Asia Pacific region. And we’re adding one new city every seven days. The network allows

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transactions to take place faster than ever before and it can carry enormous volumes of information.
     Ann Caluwaerts, chief transformation and communications officer, BT Global Services explains, “The IP infrastructure allows you to carry all information on a single infrastructure. BT MPLS (Multi-Protocol Label Switching) is our flagship service, running over that network. It is used by our customers as a virtual private network, combining the flexible any-to-any communication found in traditional telephony services or on the Internet with the reliability, quality and security delivered via the older private infrastructures. MPLS allows sophisticated

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BT FORWARD
GLOBAL MOMENTUM

traffic management, according to individual business priorities, so you can prioritise traffic like voice, video and business-critical financial transactions over less time-critical traffic like email. This brings to companies for example the ability to use the IP network for telephony purposes without the crackles that used to be associated with such an option.”
     The ‘multi-protocol’ part of ‘MPLS’ means the service is capable of carrying all sorts of data and voice traffic applications. This makes it extremely flexible. Our customers can connect office headquarters, branches, distribution centres and data centres, and get all their applications working in harmony. The network carries different services, from data, email, fax, instant messaging, voice and videoconferencing to sophisticated multimedia applications.
     According to Liz Edwards, convergence programme manager, BT Global Services, “Many of the countries we serve are experiencing massive leaps in connectivity – from barely having phone lines to receiving a whole range of communications from around the world.
     And, of course, that’s enabled them to do a lot more business. While many of my customers are doing work in eastern Europe, it’s just like communicating with a company down the road.”
      With videoconferencing, two people on opposite sides of the world can work through a document in real time and get sign off there and then, instead of back and forth emailing. It can also eliminate the need for face-to-face meetings, the hassle of the associated travel and its impact on the environment.

     BT’s network increases productivity in other ways too. For example, a call centre worker can ask a colleague online rather than having to call the customer back or transferring them – improving customer satisfaction.

We’re investing in the world’s most advanced global IP network, providing coverage in over 170 countries.

The question is whether organisations can afford not to use our next generation network.

Web 2.0 and social networking describe a new generation of interactive, advanced internet based services and applications. Liz explains what it means for businesses, “A few years ago it was enough to upload a few web ‘brochure’ pages. Now customers expect things like online ordering, click to call, videos, podcasts, online communities and the interactive functions they’re familiar with on applications such as Facebook and MySpace. To succeed, businesses need a really intelligent network that allows flexibility and creativity.”

www.btglobalservices.com

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NHS

Since 2003, BT has played a prominent role
in the UK National Programme for IT in the
NHS (NPfIT), the largest civilian IT project in the world. The NPfIT is supporting the NHS to provide better, safer care by delivering services that improve the way information is stored and accessed. BT is delivering the secure national broadband network for the NHS, the electronic patient record database and messaging system, and the integrated local patient
record applications and systems the NHS
will use in London.

MEET SOME OF OUR
CUSTOMERS AND PARTNERS
We are working with some of the world’s biggest organisations.

Unilever	BT HP Alliance	Liverpool City Council

This is one of the largest outsourcing contracts in UK corporate history – worth €750m over 10 years. BT now manages and develops Unilever’s entire global communications infrastructure, supporting 179,000 people in 100 countries.
Since 2004, the BT HP Alliance has won new contracts valued in excess of $2.6bn with customers including FirstGroup, Aker Kvaerner, Aibel and Anglo American. In February 2008, Nycomed, an international pharmaceutical company headquartered in Switzerland, chose the BT HP Alliance to outsource its communications and IT services over the next five years. BT and HP also support each other – BT providing HP with network and call centre services, HP providing BT with IT services. In total these services to each other are worth over $1.5bn over seven years.
In 1999 Liverpool City Council was one of Britain’s worst performing local authorities. By entering into partnership with BT, the council has benefited from our expertise in communications technologies and business transformation: reducing its cost base by over £100m over five years and winning numerous awards.

Reuters

Part of the Thomson Reuters group, Reuters is the world’s largest international news agency serving 129 countries, and a leading information provider to the global financial markets, used by over 370,000 financial professionals. BT enables customers to receive multiple Reuters services over the same connection.		Major League Baseball
Major League Baseball (MLB), in middle America, uses BT so its 10 million registered users can view online any game of their choice from the entire MLB season – over 2,400 games.

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BT FORWARD
GLOBAL MOMENTUM

GROWING OUR GLOBAL CAPABILITIES

We’re finding new ways to grow – through developing broadband in the UK, and our bold move into overseas markets.

BT Global Services has established itself as a world leading supplier of networked communications IT services and as the ‘growth engine’ of BT.
     Transforming into a services enterprise of global scale will give BT a competitive advantage over telco rivals such as Telefonica, AT&T, France Telecom or Deutsche Telekom. Today we serve customers in over 170 countries – and serve thousands of large organisations worldwide.

Expanding our role to deliver high value, professional services

As well as providing customers’ network infrastructure, we’re increasingly taking on their mission-critical network and IT assets and processes too.
     Ann Caluwaerts, chief transformation and communications officer, BT Global Services, elaborates, “Having a very secure, robust and high performance IP network allows

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us to simplify the delivery of services and offer higher value services. We can now say to big banks or oil companies, ‘Your job is trading shares, or drilling and selling oil. Let us manage everything technology related’. And that can be back-end IT systems, local and global networks, security and customer support centres. We can deliver improved performance and reduced overheads.”

Going where our customers want us to

Ann uses InBev, the world’s biggest brewer and Unilever as examples, “When we signed these contracts, BT initially had limited capability in Latin America. But by delivering on these contracts, taking on key capabilities, assets and resources, it enabled us to serve other companies in the region, allowing us to grow rapidly.”
      Clive Ansell, president of strategy, marketing & propositions, BT Global Services, describes how customers expanded our skills, “We took on a series of hard customer requirements… Reuters helped us drive for quality-delivering the same information at the same time around the world and the NHS has taken our major programme management skills to the next level.”

Why we go shopping

We are driven by the need for specific skill sets, infrastructure, customer base and geographical presence. This explains why of our 28 acquisitions over the last three years, several might be seen as small by global mergers and acquisitions standards.
      For example, buying US company Counterpane, with 70 employees, appears not material from a numbers angle, but it’s a security specialist, a crucial area for us.

     When we acquired Radianz, previously the Reuters network, the emphasis was on gaining not only fantastic skills, but also a sophisticated network. Acquiring IT consulting company INS gave us access to a US customer base that has included most Fortune 500 enterprises. Our 2007 acquisition of Comsat gives us credible presence in an additional 15 Latin American markets.

Our partners

Many customers benefit from the BT HP Alliance. We’ve worked with Cisco since 1997 on the development of MPLS, the sophisticated virtual network technology that so many of our customers rely on.

      We go where our customers ask us to go and we do what they ask us to do.

Building a global team

We are strengthened through our acquisitions. Retaining key staff is one of the biggest challenges of acquiring businesses and we have been successful at integrating acquisitions and keeping top management.
      Customers are another source of talent. Winning a contract to take over a company’s communications services often sees people coming to work for us.
     A truly global business demands a global workforce and we strive to recruit the best worldwide.
www.btglobalservices.com

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BT FORWARD
LONDON 2012

BRINGING IT ALL TOGETHER
FOR LONDON 2012

BT is delighted to have been selected as the Official Communications Services Partner for the London 2012 Olympic Games and Paralympic Games. We’re starting on a journey we hope will bring us all together and prove an inspiration for years to come.

Following a hard-fought 18 month competitive process, we’ll be providing, in 2012, the UK’s communications services infrastructure for the world’s greatest sporting event. At venues across the UK, our technology, expertise and people will play a critical role in delivering the first Olympic Games staged in Britain since 1948.
      As the athletes line up, BT will connect the Olympic venues with the rest of the world, linking athletes and trainers, spectators and sponsors. Our aim is to enable the most connected games ever, with people in the UK and across the globe able to play a part, using different devices and media.
     On 14 April we celebrated the first step of our Olympic Games journey with celebration events at BT Tower in London, the National Sailing Academy near Weymouth and Hampden Park in Glasgow. We were joined by London 2012 Chairman Seb Coe, sporting heroes

Bringing it
all together for
London 2012
BT
official partner

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including Dame Kelly Holmes and Dame Ellen MacArthur, Ade Adepitan and several of the UK’s most promising sportsmen and women – who have become BT’s ambassadors for 2012.
We also announced that BT is the founding partner for the Dame Kelly Holmes Legacy Trust, which aims to provide essential life skills to aspiring young athletes to help them develop and perform at the top of their ability. As well as providing communications services to the trust, such as broadband and teleconferencing, BT will also encourage its people to volunteer to act as coaches and mentors for the young athletes involved.
An enormous amount of work lies ahead for London 2012. We’ll provide secure, resilient voice and data services, plus internet access and landlines. We’ll be kitting out the media centre for 20,000 print journalists and broadcasters, and smaller media ‘hubs’, and our networks will deliver event results. We’ll also be providing people power – each year until 2012 we’ll be providing LOCOG (the London Organising Committee of the

Olympic and Paralympic Games) with seconded employees. In return we will receive exclusive marketing rights for London 2012.
     The partnership offers a unique and lasting legacy to everyone involved. In addition to a major commercial opportunity, we also have an unmissable chance to showcase our company at its best to a national and global audience. Everyone who works for us will have opportunities to be involved in this amazing partnership. The Games will benefit from unprecedented participation and the UK will be transformed, both by the event itself and the investment in its infrastructure.
     Finally, just why were we chosen? Seb Coe sheds some light, “Technology and communication is going to be a vast operation. We needed a partner we could absolutely trust to work with us on this journey, one with the right people and technical know-how. We also need a partner who can creatively explore solutions and opportunities to ensure our Games are the very best they can be. BT gives us this and I’m thrilled a company of such heritage is joining us.”

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BT FORWARD
ENABLED WORLD

YOU CAN CUSTOMISE YOUR CAR,
YOUR CLOTHES AND YOUR PIZZA ...
... AND NOW YOUR TECHNOLOGY

Consumers are expecting more and more choice and becoming much more discerning in their consumption.

The days when half of us watched the same TV programme are over. Our use of technology is becoming more personalised. It means a ‘one-size-fits-all’ approach won’t do.

      People differ in how they use technology.

     We found people fall into five groups. These groups don’t fall neatly in line with age or social group, but cut across them. While many over 50s are ‘content and passive’ and happy with the basics, a considerable number are ‘thorough and practical’, keen on technology for practical things like research, online banking and booking holidays. Equally, many teenagers are ‘engaged and committed’ and can’t live without the latest gadgets, but some are ‘content and passive’, Then there are the ‘aspiring and independent’ who love technology but are cost conscious, and the ‘curious but nervous’ who like the idea of technology but lack confidence.

     How people differ is shown by the way customers use BT Home IT Call, our phone-based IT support service. Some people simply want us to access their PC remotely and fix their problems and others want advice. They’ll use the service for over the phone tutorials to improve their skills or learn a new programme.

      BT Vision is a great example of how far
we can take it.

     According to Ed Best, head of segmentation, BT Retail, “You can take a product idea and think how a ‘content and passive’ person reacts to that and if that is different to an ‘engaged and committed’ person? We hardly ever sell just a physical product, what we’re often selling is services or services ‘wrapped around’ a product, and these could well change according to different groups.
     Some might want an online relationship, while others may feel more comfortable phoning us.”

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BT FORWARD
ENABLED WORLD

Personalisation plays a big part in our new services

Customers of BT Total Broadband can customise their home page on the BT Yahoo! portal with features like a local weather map, sports news updates based on their team and news based on their interests. BT Total Broadband users can also create their own customised ‘radio station’ with LAUNCHcast, a free service that streams music over the internet to your PC or mobile device. You tell LAUNCHcast your likes and dislikes and it creates your own radio station featuring your preferred music and suggests music you may like.

      Me? I use the PC for school work. Last year we did a project on Stephenson’s Rocket. There was lots of info. I don’t use IM*, I like talking on the telephone.

Emily Stringer, (13) *Instant messaging

     Personalisation can also be about offering an option suited to your lifestyle. BT Total Broadband on www.bt.com asks questions about usage, eg whether you download music, so we can recommend the best package. Similarly we offer a choice of three calling plans, so whether you call throughout the day or only in the evenings there’s a package for you.
     Danah Boyd, a US researcher, believes social networking sites like Facebook are like the bedroom wall where teenagers express their personalities. With BT PodShow you can personalise your profile with podcasts, videos, music and blogs.
     BT Vision is a next-generation TV service. Not only does it offer Freeview channels and a digital recorder that can record, pause or rewind live TV, there is a huge library of on- demand entertainment to watch whenever you want. You effectively become your own TV scheduler. As Kim Fitzsimmons, head of PR, consumer, BT Retail says, “Your services end up being wrapped around you.”

www.bt.com
www.btpodshow.com

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WE’RE HELPING
SMALL BUSINESSES
THINK BIGGER

Developments such as broadband mean smaller businesses can now enjoy services and capabilities big companies have long taken for granted. So if you’ve got a great business idea it’s never been easier to make it happen.

Many of the barriers facing smaller businesses are crumbling. Thanks to programmes like ‘Dragon’s Den’ and ‘The Apprentice’ on the BBC, banks now recognise their potential, large companies are more willing to trade with them, and, perhaps most significantly of all, technology has transformed the way they work.
     The changes mean smaller businesses can now compete on a much more level playing field with big business. Brian Giffen, BT Design’s director of IT compliance, explains, “Our idea of ‘What is a company?’ is changing. Now it can all be virtual – you can build a website and source talent and suppliers from all over the globe. You can be your own chief executive and your global footprint can be as big as you want it to be.”

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BT FORWARD
ENABLED WORLD

      BT provides IT and communications services to a third of all small and medium sized businesses.

Broadband is a shared network, so much more cost effective, allowing us to offer smaller businesses many services we offer larger corporations. So successful has this been that today BT provides IT and communications services to a third of all small and medium sized businesses.
     For UK business it’s brought dramatic benefits. It means ‘corporate’ services like having a professional website, online order forms, access to your emails when you want, teleconferencing, videoconferencing and facilities for home working become affordable, and you can make low cost internet phone calls.
     Brian explains, “A designer in Birmingham can videoconference with her wholesaler in Calcutta to check materials, then sell clothes to people in Sweden because they’ve seen her website. In the past you had to spend millions on TV ad campaigns: now you can just stick stuff on the net.”

The next step in BT’s evolution?

According to Mick Hegarty, marketing director of BT Business, “We’re starting to go further, so we can look after accounting, human resources or sales. HR software packages for instance, can ensure that you get employment updates and proper forms.”
     Skip Potter, BT Design’s director of strategy, innovation and mobility sees huge possibilities, “Working with different software partners, we’d like to create a single portal for accessing a variety of applications – because paying for services only when you need them, such as a large spreadsheet once a year, is usually much cheaper than actually buying the software. And we’d take care of things like upgrading, renewing licences and storing everything securely.”

Tradespace – an online business network that gives a taste of the future

This future is approaching fast. BT’s Tradespace lets small businesses create an inexpensive, Google-friendly web presence using tools like videos and podcasts and an adwords service, and it can deliver many more internet and marketing tools.
     There’s never been a better time for smaller businesses to think big.

www.btbroadbandoffice.com/businesshomehub
www.bttradespace.com

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Tradespace shows the future – one portal where smaller businesses can access big enterprise capabilities.

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BT FORWARD
BUILDING A TEAM FOR THE FUTURE

CULTIVATING NEW SOURCES OF ENERGY

BT’s apprenticeship scheme is acknowledged as one of the best in the UK. We talk to Mark Biffin, BT’s apprenticeship programme and strategy manager, about how the scheme nurtures our young talent, creates our future leaders and helps drive the company forward.

As BT continues its transformation into a global communications services provider, what role does the scheme play in this ‘journey’?

It’s never been more important to nurture our talent. Apprenticeships offer the opportunity to bridge the skills gaps that we face as changing technologies impact on our traditional ideas about delivering customer requirements. They enable us to grow the skills we’ll need to maintain and improve levels of service in the future.

What are the benefits of the scheme for BT?

We recruit bright, keen and talented individuals with a mindset of wanting to challenge things and make a difference to how we work. They bring new ideas and a fresh outlook. To maximise their impact on the business, we strongly encourage them to get involved in networking – with each other, with development managers and many others at all levels of BT.

And the benefits for the apprentices themselves?

They earn a proper salary, work on real projects and pick up real skills – out in the  field with engineers, at the research centre,

or sorting out problems for customers. But they also receive a structured development path that includes an academic qualification and opportunities to progress to further qualifications, whether for NVQs, BTECs, HNCs, a degree and to get professional qualifications. And because BT is a huge international company dealing in cutting-edge technology, they get the chance to work on things you can’t  find anywhere else and to  find their own niche.

What is it about the scheme that enables ‘talent to thrive’?

Apprentices can become our leaders of the future, so we don’t put any glass ceilings in the way of their progression. They can rise as far as their talent and hard work deserve. We also place a big focus on life skills, getting apprentices to support activities such as the Prince’s Trust, Challenge Africa, TA duties and exchange visits to Deutsche Telekom. We expose apprentices to lots of ideas, people and technologies, give them opportunities and responsibilities, and support them in what they want to do.

www.bt.com/apprentice

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1	2

3

Chris Cassidy
BT Operate

“I left school at 15 with no qualifications. Several dead end jobs later, I went to college to do an HNC. By then I was 20 and no one would offer me an apprenticeship because I was ‘too old’.	All I needed was a chance – which BT gave me. I’ve gained qualifications, won Apprentice of the Year and the Young Person of the Year Award, and am now doing a Business Management degree.”
Emma Burgess
Openreach

“I joined at the ripe old age of 20 with college qualifications, looking for something different and challenging. That’s exactly what Openreach is. I’ve been wowed by the technology, and done everything from coaching a small team to heading projects and patent searching. If you have the drive to do well you’re supported to move in whichever direction you wish and there’s no discrimination. Women, LGBT (Lesbian, Gay, Bisexual and Transgender) and the disabled have equal chances too, as I have with my article on ‘coming out’ in Diva, the lesbian magazine.”

Daniel Steward
Openreach

“There are always opportunities to try new things and learn about different areas of the business. Starting with a BTEC in Telecoms, I’ve been able to build on my skills and experience. I’ve also moved on as a person and BT has allowed me to travel in pursuit of an international weightlifting career. Thanks to this support my disability hasn’t stopped me and I’ve the determination to succeed.”

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BT FORWARD
DIGITAL DIVIDE

HELPING PEOPLE TO CONQUER
THEIR FEAR OF THE INTERNET

Going online can create the same level of anxiety as found in a learner driver taking the wheel for the first time.

With 99.8% of the UK population having broadband availability, it’s easy to forget many people in Britain are still not online.
     The ‘digitally excluded’ include a high proportion of over 55s and those with disabilities. Online shopping and social networking sites overcome lack of mobility, emails and webcasts mean it’s easy to stay in touch with loved ones, and government services are increasingly online.
     It’s why BT is addressing the barriers that stop millions of people getting online and accessing information and services many of us take for granted.

     Our Crossing the Divide project tracks the personal experiences of internet novices as they face their fears and get online for the first time, with the aim of discovering real insights to help close the ‘digital divide’. According to psychologist Dr David Lewis, who is working with the participants, “If you haven’t used the internet before, going online can create the same level of anxiety as that found in a learner driver taking the wheel for the first time”. We also aim to inspire non-internet users by bringing to life the wider benefits. 66 year old participant Marie Ward included her web address in her Christmas cards and

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has reconnected with friends from all over the world.
     Over a third of UK adults have been taught to surf the web by a 13-16 year old and our BT Internet Rangers programme encourages young people to keep up the good work. As Michael Condlyffe, 13, puts it, “I realised it’s not always adults that know everything, there are some things young people know better than them!” Our website contains certificates, lesson plans and even suggested homework for adults.
Community Connections has seen over 4,600 internet-ready PCs awarded to community groups across the UK, and we have partnered Age Concern to transform its 150 Silver Surfer Clubs into a nationwide Digital Inclusion Network.
People can be anxious about internet viruses, scams or simply using their PC. BT Home IT Support, our dedicated team of IT advisers can help you over the phone or visit your home.

My granddaughter showed me how easy the internet can be. I’ve changed my mind completely about computers and am looking to get one for myself .

Margaret McNally, (73)

In 80% of cases our BT Home IT Support advisers can remotely access your PC and fix it while you watch. People sign up because BT is a name people trust. Customers particularly appreciate our straightforward advice, and knowing in advance how much it costs. At BT we’re determined to prove a mouse is nothing to be afraid of.

www.btinternetrangers.co.uk
www.btcommunityconnections.com
www.bt.com/homeitsupport

Inclusive design	to help the hard of hearing, and a hands-free option to overcome dexterity problems. Looking to the future, we’re using Wii style technology to develop BT Balance, a pilot device for laptops that removes the need for a keyboard or mouse, enabling the disabled or elderly to use a laptop simply by tilting or moving it.
Creating a better user experience for all our customers

BT believes everyone should have the same opportunities to communicate. The elderly and disabled prefer to use the same equipment as everyone else and our focus is on creating great designs that all customers can use. For example, a tiny tweak like a dimple on a phone’s number ‘5’ helps the visually impaired. We’ve helped develop the Inclusive Design Toolkit to support designers and product developers both within and outside BT. Some of our most popular phones already have accessible features such as speech amplification and a call indicator light

Adam Oliver, BT Design, age and disability team.

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BT FORWARD
CLIMATE CHANGE

WHAT DIFFERENCE CAN I MAKE?

If enough people do a small thing it ends up being a big thing. By encouraging each of our 112,000 employees worldwide to do what they can to save energy, we’re taking a massive step towards achieving our ambitious carbon emission target. Have you switched off your PC?

Leading the way in carbon reduction is environmentally responsible and gives us a key business advantage – customers, governments and employees want companies to play their part in tackling climate change.
     Having already reduced our UK CO2 emissions by 58% since 1996, we’re aiming for an 80% reduction by 2016. It’s an enormous task. While major initiatives like our ‘green energy’ contract will have a big impact, to reach our target we must lower our energy consumption considerably, and that means galvanising the whole company. Donna Young, BT’s head of climate change, explains, “It has to get into the DNA of the company. We’re getting everyone from the top down behind the programme, to make it successful.”
     Small things count. Turning off lights, recycling paper, a day working from home, printing double-sided – make a massive difference. For example, everyone switching off their PC monitors at night will save BT £500,000 per year.
     And last year we saved over 97,000 tonnes of CO2 and about £240m by using video and teleconferencing to reduce travel to meetings.

24	BRINGING IT ALL TOGETHER FOR LONDON 2012

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We asked 400 BT people worldwide and from all divisions whether and how they wanted to be involved. Donna says, “We wanted to find out what would work and how to catch people’s imagination.”
      Three things came out clearly. People wanted a programme that was fun and creative. They wanted to be able to involve family and friends. And while they didn’t need financial incentives, they wanted recognition and visibility for their projects.
     Armed with this feedback we launched www.bt.com/climatechange, comprising an internal and external website that people inside and outside BT can get involved in. The site raises awareness, but is also fun, with something for everyone. There’s an ‘Easy guide’ and an ‘Enthusiasts guide’ and thought leaders offer recommendations from groundbreaking books as well as a Ministry of Sound music video. A diverse media mix on the site includes ‘vox pops’ and Intrigue 2016, a murder mystery game where players solve the secrets of climate change.
     Also originating from feedback was BT Carbon Clubs – small groups of like-minded individuals who work together to reduce BT’s and/or their personal carbon footprints. Aldershot Carbon Busters helps recycle batteries, while the Eco Homeworkers club shares large paper orders. BT supports clubs financially but also tasks senior managers with sponsoring the wealth of ideas generated. There are now 87 clubs including four in Europe, and one in India, the US and Australia.
     On 14 September 2007, we launched our own Living Lightly Day and Live Lightly website. We are encouraging people to pledge small changes which make a positive difference, from buying fruit and vegetables loose, to using stairs instead of lifts. We’re delighted we now have over 9,000 pledges.

The Creative Challenge answered requests for creativity. This competition, open to all BT people and students from the London College of Communication, encouraged creative communication of climate change issues and attracted over 130 entries. Thirty shortlisted finalists included songs, animation, computer games and marketing campaigns – such was the standard, BT is taking seven forward.
Our employee consultation triggered many other initiatives: from removing office bins and installing recycling stations, to a monthly online newsletter, exclusive invitations for Carbon Clubbers and the development of an ‘Ideas Bank’.
Is the programme working? Donna answers, “Definitely. It’s early days but the encouragement we get, the activities going on and the ideas coming out are fantastic. People are initiating change themselves and encouraging others to do the same.”

www.bt.com/climatechange
www.livelightly.bt.com

Did you know?

•	Climate change creates new business opportunities – teleconferencing is one of our fastest growing businesses
•	More than 90% of our home phone range will be more energy efficient by July 2008
•	Our home working policies saved last year 7,000 tonnes of CO2

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BT FORWARD
SHAREHOLDER OFFERS

JOIN THE ONLINE WORLD

The internet has the potential to make life much richer and easier. The online world enables us to shop for goods and services and gain easy access to huge amounts of information and a fast growing choice of entertainment. Increasingly, we can maintain contact with each other no matter where in the world we are through email and chat rooms. BT is at the heart of this revolution – helping people thrive in our fast changing world.

26	BRINGING IT ALL TOGETHER FOR LONDON 2012

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Sign up for e-communications

To celebrate
BT’s selection as the Official
Communications Services Partner
for the London 2012 Olympic Games
and Paralympic Games, become an
e-shareholder and you can win a holiday
of lifetime to go to the Beijing Olympic
Games. See our back cover for details of the prize draw. Sign up at www.bt.com/signup and you can also take advantage of great deals all year round at the BT Shop and from our e-partners.

Get your dividends paid directly to your bank or building society account and win £500

It’s convenient. It’s safe. Those shareholders who sign up to have their dividends paid directly by 31 July 2008 will be entered into a free BT prize draw. Four lucky winners will win £500 each, compliments of our Registrars, Equiniti Limited. Terms and conditions apply.

Prize draw terms and conditions can be found at www.bt.com/shareholderplus

Sign up by 31 July to win this fabulous prize package including a 32" Panasonic Viera TV.

E-shareholders who sign up for email alerts by 31 July 2008 will be entered into a free BT prize draw for one lucky e-shareholder to win all of the following:

Panasonic Viera 32” TV: 1080p High Definition –
compliments of

BT Total Broadband: Total Broadband Option 3 connection for 18 months free of charge (includes installation) – details at www.bt.com/shareholders/broadband

BT Vision: Free V-box™ and connection and one month’s free Value Pack – details at www.bt.com/btvision/shareholders

BT Home IT Support: Free 12 months’ subscription to BT Home IT Call – details at www.bt.com/homeit/share Terms and conditions apply.

Because everyone can’t be a winner, you can buy this Panasonic Viera 32” TV from the BT Shop at www.bt.com/shop/forwardmay today.

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BT FORWARD
SHAREHOLDER OFFERS

GET CONNECTED

Whether it’s about getting connected, watching great TV or sorting out problems with connections to computers, cameras or iPods we can save you money, time and hassle. In addition we have arranged a wide range of special offers with BT’s partners for those shareholders who manage their shareholding online. To find out more go to www.bt.com/shareholderplus

“I need a new computer.”

... a camera, a TV, a new telephone. The BT Shop offers shareholder discounts on around 15,000 products from leading brands including the full range of BT branded hardware at up to 20% discount. Buying online is so easy. For simple step-by-step instructions visit
www.bt.com/shop/forwardmay

Offer ends 30 June 2008

“I want to get connected to the internet.”

When you choose BT Total Broadband not only will you get the UK’s most complete broadband, you get unrivalled commitment from an award-winning company
•	Voted the most trusted ISP by Reader’s Digest 2007
•	Best Broadband Provider in Watchdog’s viewer survey 2007

Get the UK’s most trusted broadband from just £7.95 [1] a month for the first 3 months.
Plus up to £60 “Welcome Cheque”[2] for shareholders*

*Up to £60 “Welcome Cheque” offer only applies when you order at 0800 055 6258 and quote ‘shareholders’ or order online at www.bt.com/shareholders/broadband

BT Home IT Support can save you time and hassle by setting it all up for you (see page opposite)

Offer ends 30 Sept 2008

All information and prices are correct at the time of going to print, 16 May 2008, but may be modified without notice from time to time. Services and equipment are provided subject to British Telecommunications plc’s standard conditions of contract. Nothing in this publication forms any part of any contract. Offers are for UK residents only.
1.Introductory price on Option 1 achieved via credit on your first bill : £24.12 for Option 1 and £21.00 for Option 2. Price from month 4 : £15.99 for Option 1 and £20.99 for Option 2. Option 3 customers : amount on bill will be £26.99 a month with introductory price achieved via bill credit of £18, and further monthly credit of £2.00 to provide full price reduction to £24.99.

18-month term applies. New customers only.
Excludes upgrades/regrades. Requires BT line or similar. Payment by Direct Debit. BT Total Broadband is subject to availability and conditions apply. Wireless BT Home Hub 1.5 £30.00 online (£50.00 by telephone) with Option 1. No extra charge online/£25.00 by telephone with Option 2 and no extra charge with Option 3. BT Hub Phone £39.99. Wireless connectivity requires enabled equipment.
2. To claim your “Welcome Cheque” go to www.btshareholder. onlinerebates.com and register your BT Broadband order details. “Welcome cheque” depends on option chosen, Option 3: £60 : Option 2: £40 and

28	BRINGING IT ALL TOGETHER FOR LONDON 2012

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“I need help with my computer.”

If you’ve got problems with your home technology or you simply want to learn new IT skills, our advisers can guide you over the phone, or with your permission, access your computer remotely and do it all for you.

Our advisers can also:

•	Keep you safe online by ensuring your security is up to date
•	Show you how to make the most of your computer
•	Help you connect your digital camera or iPod or printer

You can call any day between 8 am and 11 pm.

All from just £6.99 [3] a month for first four months.

Starting out - our engineers can visit you at home to sort out everything. Book an appointment from just £90.

Call our Home IT Support advisers on 0800 500 238 or order on line at www.bt.com/homeit/share

Offer ends 30 June 2008

“Movies and sport on demand through my BT broadband connection? Tell me more.”

BT Vision is the UK’s most flexible digital TV service. You can access thousands of hours of the latest and greatest films, top-notch TV and live football – all on demand at the touch of a button. You can either pay per view or choose one or more of these great value monthly packages:

•	TV Pack	£6
•	TV Replay	£3
•	Total Sports Pack	£12
•	Setanta Sports Pack	£9.99
•	Standard Sports Pack	£4
•	Kids Pack	£6
•	Music Video Pack	£6

Plus you get over 70 Freeview TV and radio channels that you can pause, rewind and record. So from just £30 to set-up, you could enjoy the tv you love, at a price that suits you[4].

Call our BT Vision advisers on 0800 012 1746 to order or find out more at www.bt.com/btvison/shareholders

Offer ends 30 Sept 2008

Option 1: £25. Your claim MUST be made within 14 days of activation. 18 month term. New orders only. Payment by Direct Debit required. Your broadband must be ordered before 30 September and you must claim your “Welcome Cheque” by 31 October 2008. Terms and conditions apply.
3. Twelve month minimum subscription. Rolling monthly subscription thereafter. £6.99 per month for the first four months, and £8.99 per month for the remainder of the subscription. BT customers only. Lines open between 8am – 11pm, seven days a week. There may be certain circumstances in which advisers may be unable to resolve technical issues. Fair Usage Policy applies. Exclusions, terms and conditions apply	4. BT Vision available to BT Total Broadband residential customers, subject to minimum line speed. Connection £30. BT Home Hub required – £50/£30 (phone/online orders) with Option 1. Apple Mac users may require an adapter. Charges apply for On Demand content. V-box for new or existing broadband customers re-contracting for 12 months (18 months with Option 1) £60, dependent on V-box remaining connected, otherwise £199. Terms and conditions apply. Freeview subject to coverage & suitable aerial, see www.freeview.co.uk

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BT FORWARD
SHAREHOLDER OFFERS

Already thinking of your summer holiday?

With summer fast approaching, thoughts are bound to turn to the summer holidays – and whether it’s a break from routine or the British weather, some extra funds can be useful!

ShareholderPlus

Did you know that you can buy more or sell BT Group plc shares through Equiniti’s Shareview Dealing Service? It’s one of the services provided by Equiniti Financial Services Limited* for shareholders – and it’s so easy to use. Just visit www.shareview.com/summerhols and within minutes you’ll be ready to trade. Or, if you prefer, why not speak to a friendly, UK-based, telephone agent on 08456 037 037.

*	Part of the Equiniti group, that includes BT’s Registrars, Equiniti Limited.

Trade by 31 July 2008 and you could win a Panasonic Lumix DMC-TZ5EB-K digital camera worth £259.99 from the BT Shop

If you buy or sell any BT Group plc shares by 31 July 2008, you will be automatically entered by Equiniti into this free prize draw. Full terms and conditions are available at www.shareview.com/summerhols

This is not a recommendation by Equiniti Financial Services Limited to buy or sell shares. This is not a recommendation by BT Group plc to buy or sell shares or to use this dealing service. Don’t forget – the price and value of shares may fall as well as rise, and you may not get back all of your original investment. You can also participate in the draw without buying or selling shares. Please refer to the terms and conditions for further details. The value of the Panasonic Lumix DMC-TZ5EB-K camera is correct as at 16 May 2008.

Because not every shareholder can be a winner, you can buy this camera today at the special price of £239.99 (usually £259.99) from the BT Shop at www.bt.com/shop/forwardmay
Offer ends 30 June 2008.

EXCLUSIVE – THE BT CREDIT CARD OFFER ONLY FOR BT SHAREHOLDERS	You’ll get:
	•	0% for 12 months from the date your account is open on balance transfers (3% handling fee applies)
	•	0% for 12 months on transferring cash into your current account (3% handling fee applies)
	•	0% for 6 months on card purchases*
If you haven’t done so already, then why not apply for the fantastic BT Credit Card	•	No annual fee
exclusive to BT Shareholders?	•	Typical rate of 15.9% APR (variable)

To apply, call 0800 707 6298 quoting ‘Exclusive offer’ or visit www.bt.com/shareholdercard

*	For full details of how we allocate your repayments, particularly when promotional offers have the same rate, please see paragraph 2f of your terms and conditions.
The BT Credit Card is issued by MBNA Europe Bank Limited, Registered Office: Stansfield House, Chester Business Park, Chester CH4 9QQ. Registered in England number 2783251. Credit is available, subject to status, only to UK residents aged 18 or over. You cannot transfer balances from another MBNA account. We will monitor or record some phone calls. MBNA is authorised and regulated by the Financial Services Authority.
BT is a trade mark of British Telecommunications plc and is used under licence. British Telecommunications plc and MBNA Europe Bank Limited are independent legal entities and are not partners. Neither British Telecommunications plc nor MBNA Europe Bank Limited are entitled to enter in to contracts, make binding commitments or representations on behalf of the other.

30	BRINGING IT ALL TOGETHER FOR LONDON 2012

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BT FORWARD SHAREHOLDERS

SHAREHOLDER INFORMATION

ShareholderPlus

Choose to receive all your BT shareholder communications online at www.bt.com/signup and you will qualify for ShareholderPlus, an exclusive range of shareholder offers on products and services from BT and partner companies. You can see the current offers at www.bt.com/shareholderplus as well as details of the great e-shareholder competition on page 27.

About BT

www.bt.com/aboutbt has a wealth of constantly updated information about BT, and www.bt.com/investorcentre has information of particular interest to our shareholders.

Other publications

BT produces a series of reports on its  financial, business, social and environmental performance. Most of these can be found on our website at www.bt.com/aboutbt Contact the Shareholder Helpline for printed copies, where available.

Forward looking statements – caution advised

Please see the cautionary statement about forward looking statements in the BT Group plc Annual Report & Form 20-F 2008 available online at www.bt.com/annualreport

Contact BT

You can contact us by telephone, email or post.

Telephone
Shareholder Helpline – for general enquiries call: Freefone 0808 100 4141
(+44 (0)121 415 7178 from outside the UK)
Textphone 0800 169 6907
(+44 (0)121 415 7028 from outside the UK)

email
Please send an email to:
bt@equiniti.com

Post
Equiniti, Aspect House, Spencer Road, Lancing,
West Sussex, BN99 6DA

Recycle your mobile phone
If you have a broken or redundant handset you no longer need, please help us to raise vital funds for ChildLine. Email us at charity.programme@bt.com and we will then send you a freepost recycling bag.

All information and prices are correct at time of going to print, 16 May 2008, but may be modified without notice from time to time. Services and equipment are provided subject to British Telecommunications plc’s standard conditions of contract. Nothing in this publication forms any part of any contract. Offers are for UK resident shareholders.

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WIN A TRIP FOR TWO TO THE
BEIJING 2008 OLYMPIC GAMES

Forbidden City – Beijing, China	Dame Kelly Holmes and Ade Adepitan, two of BT’s Ambassadors for London 2012

Sign up for e-communications to be entered into our free prize draw

To celebrate BT’s selection as the communications services provider for the London 2012 Olympic Games and Paralympic Games, you can win a holiday of a lifetime for two people to support Team GB at the Beijing Games. The prize includes tickets for the opening ceremony, return flights and five nights’ accommodation at a four star luxury hotel, an Olympian-hosted dinner plus £2,000 spending money. The winners will also receive tickets for four Olympic Games events: Rowing, Artistic Gymnastics, Basketball and Badminton.

And there will be a chance for sightseeing, with a visit to the Forbidden City and the Great Wall of China.
     Switch to electronic communications at www.bt.com/signup by 20 June 2008, using your shareholder reference number and you could win this holiday of a lifetime.
     All e-shareholders will be entered into a free prize draw for a chance to win. Terms and conditions apply. Details can be found at www.bt.com/shareholderplus

BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ.
Registered in England and Wales No. 4190816.
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Printed in England by Pindar Graphics
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All pulps used are elemental chlorine free (EFC).
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